EXHIBIT (a)(1)(xvii)
Supplement
to
Offer To Purchase For Cash
All Outstanding Shares of Common Stock
of
iBASIS, INC.
at an
Increased Offer Price of $3.00 net per Share
Pursuant to the Offer to Purchase dated July 28, 2009
(as amended and supplemented)
by
KPN B.V.
a wholly owned subsidiary of
KONINKLIJKE KPN N.V.

THE OFFER (AS EXTENDED) AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, DECEMBER 8, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

November 23, 2009

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by KPN B.V., a private limited liability company organized under the laws of The Netherlands (“Purchaser”), which is a wholly owned subsidiary of Koninklijke KPN N.V., a public company incorporated under the laws of The Netherlands (“Parent”), to act as Information Agent in connection with Purchaser’s offer to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of iBasis, Inc., a Delaware corporation, that are not already owned by Purchaser, at an increased purchase price of $3.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 28, 2009, as amended and supplemented by Amendments Nos. 1 through 8 to the related Tender Offer Statement and Rule 13E-3 Transaction Statement (the “Offer to Purchase”), and the related amended and restated Letter of Transmittal (the “Letter of Transmittal”) enclosed herewith.

Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Supplement to Offer to Purchase dated November 23, 2009 (the “Supplement”), which amends and supplements the Offer to Purchase to, among other things, increase the Offer Price (as defined in the Offer to Purchase) to $3.00 per Share and extend the Expiration Date (as defined in the Offer to Purchase) to 12:00 midnight, New York City time, on Tuesday, December 8, 2009 (which is the end of the day on such date);

2. The amended and restated Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” providing information relating to backup federal income tax withholding;

3. An amended and restated Notice of Guaranteed Delivery to be used to accept the Offer if the certificates for Shares and all other required documents cannot be delivered to Computershare Trust Company, N.A. (the “Depositary”) by the Expiration Date or if the procedure for book-entry transfer cannot be completed by the Expiration Date;

4. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

5. A return envelope addressed to Computershare Trust Company, N.A., the Depositary, for your use only.

Certain conditions to the Offer are described in “The Tender Offer — Section 11 — Certain Conditions of the Offer” in the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Tuesday, December 8, 2009 which is the end of the day on such date, unless the Offer is further extended.

For Shares to be properly tendered pursuant to the Offer, (a) the Share certificates, or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or an “Agent’s Message” (as defined in “The Tender Offer — Section 2 — Acceptance for Payment and Payment for Shares” in the Offer to Purchase) in the case of book-entry transfer, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary or (b) the tendering stockholder must comply with the guaranteed delivery procedures, all in accordance with the Offer to Purchase and Letter of Transmittal.

Shares previously validly tendered and not validly withdrawn constitute valid tenders for purposes of the Offer. Stockholders who have already validly tendered Shares pursuant to the Offer using the previously distributed original (blue) Letter of Transmittal or original (green) Notice of Guaranteed Delivery and who have not validly withdrawn such Shares need not take any further action in order to receive the increased Offer Price of $3.00 per Share, if Shares are accepted and paid for by Purchaser pursuant to the Offer, except as may be required by the guaranteed delivery procedure if such procedure was utilized.

Purchaser will not pay any fees or commissions to any broker or dealer or other person (other than the Depositary and the Information Agent as described in the Offer to Purchase) for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer and requests for additional copies of the enclosed materials should be addressed to the undersigned at the address and telephone number set forth on the back cover of the Supplement.

Very truly yours,

Okapi Partners LLC

Nothing contained herein or in the enclosed documents shall constitute you the agent of Purchaser, Parent, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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